Mail Stop 3010

February 16, 2010

David Larson
President
The Small Business Company
1380 Willow Street
San Diego, CA 92106

> **Re: The Small Business Company**
> **Item 4.01 Form 8-K**
> **Filed September 2, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed September 11, 2009**
> **File No. 0-52184**

Dear Mr. Larson:

We have completed our review of the above referenced filings, as well as the correspondence sent February 12, 2010 addressing re-audit requirements, and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant